Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010		2009	2008		2007
		(dollars in thousands)
Operating income (loss)	$125,532	$241,791	$246,809		$(181,988)	$42,029		$436,064
Add – Fixed charges	86,100	114,998	121,656		132,785	161,665		154,790

Operating income (loss) before fixed charges	$211,632	$356,789	$368,465		$(49,203)	$203,694		$590,854

Fixed Charges:
Interest (b)	$68,848	$94,211	$102,249		$113,280	$141,413		$136,529
Other (c)	17,252	20,787	19,407		19,505	20,252		18,261

Total fixed charges	$86,100	$114,998	$121,656		$132,785	$161,665		$154,790

Ratio of earnings to fixed charges	2.46	3.10	3.03	(d)	– (e)	1.26	(f)	3.82

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges					$181,988

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.95.

(e)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to the vesting of RSUs held by Lazard’s former Chairman and Chief Executive Officer as the result of his death in October 2009 and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 1.21.

(f)	On September 25, 2008, the Company, LAM and LAZ Sub I, LLC, a then newly-formed subsidiary of LFNY, completed the merger of LAZ Sub I, LLC with and into LAM (the “LAM Merger”). Prior to the LAM Merger, the common equity interests of LAM were held by LFNY, and certain other equity interests of LAM, representing contingent payments should certain specified fundamental transactions occur, were held by present and former employees of LAM. Following the LAM Merger, all equity interests of LAM are owned directly or indirectly by LFNY. Operating income for the year ended December 31, 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.49.